June 11, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington D.C. 20549

Attention:	Ms. Barbara C. Jacobs Mr. Michael F. Johnson Ms. Joyce Sweeney Mr. Patrick Gilmore

Re:	BroadSoft, Inc. Registration Statement on Form S-1, File No. 333-165484
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise you that between June 1, 2010 and the date hereof 7,504 copies of the Preliminary Prospectus dated June 1, 2010 were distributed as follows: 3,857 to 4 prospective underwriters; 2,911 to 2,900 institutional investors; 686 to 3 prospective dealers; and 50 to 48 individuals.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 pm on June 15, 2010 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
As Representative of the
Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

CC:	Matthew B. Swartz, Esq. Darren K. DeStefano, Esq.